INVEST IN **FEMHEALTH INSIGHTS**

Women's health market insights platform. The FemTech version of Pitchbook!



femhealthinsights.com   Raleigh North Carolina

technology   Female Founder   Healthcare   SaaS

LEAD INVESTOR

Theresa Neil Top Designer in Tech, O'Reilly Author, Founder of Guidea

As the founder of a UX consultancy, Guidea, I've worked with dozens of early-stage start-ups to create elegant and effective user experiences. Four of those startups have gone on to achieve unicorn status and two are emerging unicorns. Recognizing the significant mismatch between female-centric health investments and female-centric health needs, I wanted to broaden our company's services to accelerate the creation of life-changing health solutions for this underserved population. All the pieces are in place for femtech to boom: founders are innovating, consumers are eager for solutions and have money to spend, but investors are lacking detailed data to make informed investment decisions. FemHealth Insights will provide the data that unlocks investment to transform women's health. Founder Dr. Brittany Barreto is a driven leader with deep expertise in femtech, broad community reach, and natural business acumen. She has conducted market research to uncover the challenges involved in bringing investment to femtech, has lined up partners to bring this solution to market, and secured LOIs for initial revenue in 2023. We believe Dr. Barreto's entrepreneurial experience and determination will drive FemHealth Insights' success.

Invested $20,000 this round

Highlights

1. Women have historically been excluded from healthcare innovation with white males as the default.
2. FemTech is a booming industry creating solutions for female, women, and girls' health and wellness.
3. FemTech is a data desert without any accurate market research on startups, investments, or exits.
4. FemTech market insights would enable investments, acquisitions, and partnerships to occur.
5. Already built the largest database of femtech startups and exits, over 35K data points.
6. CEO is the founder of FemTech Focus, the #1 FemTech Founder resource globally, Audience >80K
7. FemTech Focus is #1 women's health podcast globally, >25K unique listeners in 113 countries

Our Founder



Dr. Brittany Barreto CEO, Founder

PhD in Molecular and Human Genetics. Patent holder for predicting personality from your DNA, launched the world's first DNA-based dating app, and created the first FemTech podcast globally!

Pitch


FEMHEALTH
INSIGHTS
A Women's Health Specific Market Insights Software
Because if we don't measure it, we can't improve it.
Raising $500K Launch Funding


FEMHEALTH INSIGHTS
WOMEN'S HEALTH,
THE NEXT WAVE OF HEALTHCARE
FemTech = Technology that improves female health and wellness addressing conditions that solely, disproportionately, or differently affect females
REPRODUCTIVE
MENSTRUAL
SEXUAL
PELVIC FLOOR
VAGINAL
ONCOLOGY
BONE
BRAIN
AUTOIMMUNE
1


FEMHEALTH INSIGHTS
WOMEN'S HEALTH,
THE NEXT WAVE OF HEALTHCARE
FemTech = Technology that improves female health and wellness
REPRODUCTIVE
MENSTRUAL
SEXUAL
PELVIC FLOOR
VAGINAL
ONCOLOGY
BONE
BRAIN
AUTOIMMUNE
1993
Was the year female were legally permitted to participate in clinical trials
72%
of FDA-approved drugs have 0 data on Pregnant or breastfeeding women
5X
Female experience 5X more side effects from drugs
1


FEMHEALTH INSIGHTS
WOMEN'S HEALTH,
THE NEXT WAVE OF HEALTHCARE
FemTech = Technology that improves female health and wellness
REPRODUCTIVE
MENSTRUAL
SEXUAL
PELVIC FLOOR
VAGINAL
ONCOLOGY
BONE
BRAIN
AUTOIMMUNE
1993
72%
5X

Females in Clinical Trials | No data on Pregnancy | More Side Effects

$1T
Women's Health Market Value

647%
FemTech Startup Growth last 10 years



Google Searches for "FemTech" 2015-2022

BUT WHERE'S THE STARTUP DATA?



Inaccurate - Incomplete - Lacking Specificity
Clinical, Scientific, Political, Socioeconomic Data?

Hinders Informed Decisions & Slows progress!

Examples of Market-Specific Platforms


INTRODUCING FEMHEALTH INSIGHTS
MVP Launching January 2023
Empowering corporations, investors, startups, & governments

A ROBUST COMMUNITY TO LEVERAGE

Podcast
AUTHORITY


FemTech Focus

78K Downloads
185 Episodes
Listeners in 124 Countries

Virtual Community
AUDIENCE



2,100 Members
45+ Events, 8K+ Attendees
Relationships with founders worldwide

Database
ANALYTICS



1,350+ Companies
50K Datapoints
Proprietary Tagging System
Idea Stage to IPO

NAVIGATE THE DATA WITH TAGS

18 Product Types, 24 FemTech Verticles
Ask more complex questions



DETAILED COMPANY PROFILES

97 Datapoints / Company

- Pre-seed
- Non-profits
- Diversity
- Clinical results
- Privacy policies
- Fundraising status


Amazing Apparel

We already have this data!



NO MORE GOOGLE SHEETS

Create customized company lists & visualizations
Share Research with Colleagues
Mission-Critical Software that stores the work


Apparel: Menstruation, Pelvic Floor Health, Breast Feeding

TRACTION TO DATE WITH PROTOTYPE

Since April 2022:

75 Prototype Subscribers

$35K Revenue*

$350K in LOIs for MVP

Accelerator Partnerships

FemTech Spokesperson

Strategic Research Partners

*Revenue was paid to FemTech Focus

BUSINESS MODEL

Annual Software License

COMPANY SIZE (employees)	ANNUAL FEE
0-10	$10K
10-50	$20K
50-100	$30K
100+	Custom Quote

Free access for FemTech Companies in exchange for profile creation

$76.4 Billion*

Global Market Research Market



$100M
$75M
$50M
$25M
$0M
$0.8M
$2.6M
$8.3M
$28M
$80M
2023
2024
2025
2026
2027
FemHealth Insights Revenue (Millions)

TEAM WITH PROVEN TRACK RECORD



Brittany Barreto PhD — CEO, FOUNDER
Elizabeth Gordon — MARKETING
Yedidiah Teitelbaum — SALES
Jin Wang — PRODUCT
Jillian Fink — STRATEGY



Bin Huang PhD — DATA SCIENCE
Khati Paul — UX DESIGN
Sandy Milligan MD — Organon Director R&D
Anula Jayasuriya MD — EXXclaim Capital Managing Partner
Jennifer Thomas — Plug & Play Health Director

RAISING $500K LAUNCH FUNDS

Milestones to Achieve:

- Product - $150K
  Launch MVP January
  Launch V1 June
- Revenue - $125K
  Secure $350K in LOIs
- Sales Funnel - $175K
  Attract 500 decision makers into pipeline

Additional Reasons to Invest:

-Solo Female Founded
-Diverse Team
-Serial entrepreneur
-B2B SaaS
-Social Impact
-Funding this software, funds the industry

THANK YOU

Brittany Barreto, PhD
Brittany@FemHealthInsights.com

Women's healthcare requires our attention.

Our attention should be strategic.

Effective strategies require data & insights.

EXIT STRATEGY

Acquired in 3-5 yrs by a Market Research Leader

Potential Acquirers

CBINSIGHTS
Private, 2 Acquisitions in '20
Acquired data analytics platform and Investment Research Firm

MORNINGSTAR
NAS (MORN), 33 Acquisitions
Provider of independent investment research to financial advisers, asset managers, and investors.

GLOBAL GROWTH
Private, 28 Acquisitions
Acquires & invests in insurance, healthcare, media, market intelligence, market research, information services.

Bloomberg
Private, 14 Acquisitions
Provider of financial data information and news content

Example Acquisitions

PitchBook
Acquired by Morningstar in 2017 for $225M
Raised $15M, 15X return
Founder is CEO today

ICH Research
Acquired by Global Growth in 2005 for Undisclosed Amount
Continues to run independently

This slide contains forward projections which cannot be guaranteed.

PRODUCT ADVANTAGES

MVP Launching January 2023

Actionable Insights

Save, Share, & Use Key Visualizations

Collaborative Tools for Teams

Visualize & Quantify Crowded & Underserved Spaces

Clinical & Scientific Insights

Political & Social Apitude Impacts



INTRO FEMHEALTH INSIGHTS

B2B SaaS
Market-Specific Research Company



Leverage FemTech relationships & engagement
Current & Insightful Data & Knowledge
Podcast
Community
Events
Audience of >85K
FEMHEALTH INSIGHTS
Pharma
Consumer Tech
VCs, Family Office, PE
FemTech Startups
Life Sciences & Biotech
Research Institutes

FEMTECH GOING MAINSTREAM



Google Searches for "FemTech" 2015-2022

FemTech in 2022:

7 Venture Funds

4 Accelerators


ROE V. WADE HAS BEEN OVERTURNED, BUT THE FIGHT IS FAR FROM OVER.
SEPHORA
ORGANON
MAVEN
12 Conferences
People are asking...
Where's the Data??
3


FEMHEALTH INSIGHTS
COMPETITIVE LANDSCAPE

	FEMHEALTH INSIGHTS	CB INSIGHTS	PitchBook	crunchbase	FemTech Insights
FemTech Data	Robust, Accurate, Detailed, crowdsourced	Minimal, Inaccurate, High Level	Minimal, Inaccurate, High Level	Minimal, Inaccurate, High Level	Inaccurate
Avg Annual Fee	$20K	$60K	$30K	$0.2K	$0
Data Source	Industry relationships, involvement, thought leadership, femtech expert analysts (future ML & AI)	Natural language processing, Industry surveys	300 Analysts	community contributors, publicly available sources, data partners.	Pulled from Crunchbase
Annual Revenue	$54M by 2027	$84M	$100M	$33M	Unclear
Market Share	1% by 2025	5%	6%	2%	<1%
Data & Research	Femtech	All Tech	All Tech	All Tech	Femtech

This slide contains forward projections which cannot be guaranteed.
11


FEMHEALTH INSIGHTS
PRODUCT DEVELOPMENT TIMELINE
PRODUCT UPDATE (Sept '22):
Hi-fidelity Wireframes complete
MVP Feature List Done
Receiving Proposals for MVP Beta Development
June '23
V1 Launch
Large Public Launch
Jan '23
MVP Beta
Soft launch with 5-10 Paying Clients
March '22
MVP Alpha
Test Hypothesis for Monthly Subscriptions to data
2020-2022
FemTech Datapoints Curated
30K datapoints on Companies & Exits
Historical Fact:
June '23 is the 30-year Anniversary of Females being included in Clinical Trials
14


FEMHEALTH INSIGHTS
MARKET
$76.4 BILLION
Global Market Research Market
FemHealth Potential Clients
Pharma
Media
CPG
Financial Services
Public Institutions
Durable Goods
Automotive
Retail
Advertisement
Utilities
Research Institutions
Non-Profits
Pfizer
P&G
UBS
TARGET
WPP
0%
5%
10%
15%
Share of Research Spending
8


FEMHEALTH INSIGHTS
RAPID & CONSISTENT DATABASE GROWTH
Started database in 2019
20% Growth month over month in 2022
Rapid growth due to network effect
32,000
30,000
25,000
20,000
Data Points
Database includes info on femtech company
Headquarters
Founder info
Investor info
Fundraising info
employees
Awards, Publications
Acquisitions
Valuation
Business Model
Competitors
Revenue
Much more!
Jan
Feb
March
April
May
June
July
Aug
2022
5


INTRODUCTION
What is FemTech?
Technology, services, and products that improve women's health & wellness.
Conditions that solely, disproportionately, or differently affect women
Menopause
Fertility
Menstruation
Migraines
Autoimmune
Bone Health
Heart Health
Oncology
Incontinence
80% FemTech Founders are Women.
Reproductive
Contraception
Pre & Post Natal Care
Pregnancy & Nursing
Menstrual
PMS
Endometriosis
Fibroids
Sexual
Comfort
Hygiene
Pleasure
Pelvic/Uterine
Incontinence
Prolapse
UTIs
Bone Health
Osteoporosis
Oncology
Treatment
Life quality
Fertility
Libido
Brain Health
Concussion
Mental health
Alzheimer's
Autoimmune
Hashimoto's
Rheumatoid arthritis
Lupus
FemTech Focus


MARKET RESEARCH
Example of our Industry Insights
Areas the 900+ FemTech Startups Address
Breast & Ovarian Cancer
Contraceptives
Maternal Health
Menstruation
Reproductive Health
Sexual Wellness
Menopause
& Many More
$1T
Women's Health Market Size
Global, 2027
Published by FemTech Focus
Purchasing Power of Women
$33T Worldwide Spending
85% of all Consumer Purchases
80% of all Healthcare Purchases
Coyote
Read 2021
FemTech Landscape

In 2023 we intend for FemHealth Insights, Inc. to acquire FemTech Focus (which currently owns the data FemHealth Insights, Inc. will rely on for revenue). That transaction is expected to take place in 2023 for a nominal amount of cash. All assets and liabilities of FemTech Focus will then be owned by FemHealth Insights, Inc.